SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 5, 2003

Instrumentarium Corporation
(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________)

Enclosure:	THE RESOLUTIONS OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF INSTRUMENTARIUM CORPORATION; ORGANIZATION OF THE BOARD

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: November 5, 2003	By:	/s/

Matti Salmivuori
Chief Financial Officer

Date: November 5, 2003	By:	/s/

Juhani Lassila
Group Treasurer

STOCK EXCHANGE RELEASE 24/03 1 (1)

November 5, 2003 at 9.05 a.m.

THE RESOLUTIONS OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF INSTRUMENTARIUM CORPORATION; ORGANIZATION OF THE BOARD

Resolutions of the Shareholders’ Meeting

The Extraordinary Shareholders’ Meeting of Instrumentarium Corporation was held on November 4, 2003. The following was decided in the Meeting:

The following persons were elected until the close of the next Annual General Meeting to the Board of Directors: Pamela S. Krop, Tomas Lindholm, Scott Schenkel and Dow Wilson.

In addition, Sections 2 and 5 of the Articles of Association of the Company were amended as follows:

“§ 2 The objects of the company are the manufacturing of and trade in health care, electronic, electrical, metal, and information processing products, as well as other related industrial and commercial activities. The company may engage in these operations on its own or through its subsidiaries or joint enterprises.”

“§ 5 The Board of Directors, comprising at least three (3) and not more than six (6) members, shall see to the appropriate organization of the company’s operations. The term of a member shall expire at the end of the first Annual General Meeting of Shareholders held following his/her election. Persons who are 67 years or older are ineligible for election on the Board of Directors. The Board of Directors shall elect a Chairman among its members.”

Organization of the Board of Directors

The Board of Directors of Instrumentarium Corporation elected Mr. Dow Wilson as the Chairman of the Board.

INSTRUMENTARIUM CORPORATION

Olli Riikkala                Matti Salmivuori

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422